Exhibit 99.1

21 October 2024

PureTech Health plc

PureTech Founded Entity Seaport Therapeutics Closes $225 Million Oversubscribed Series B Financing Round

Financing led by General Atlantic with participation from other top tier investors

Proceeds will support key clinical milestones in Seaport’s pipeline of first and best-in-class neuropsychiatric medicines

PureTech Health plc (Nasdaq: PRTC, LSE: PRTC) (“PureTech” or the “Company”), a clinical-stage biotherapeutics company, noted that its Founded Entity, Seaport Therapeutics, (“Seaport”) a biopharmaceutical company that is advancing novel neuropsychiatric medicines with a proven strategy and team, today announced the closing of an oversubscribed $225 million Series B financing round. The syndicate was led by General Atlantic, a leading global growth investor, with participation from funds and accounts advised by T. Rowe Price Associates, Inc., Foresite Capital, Invus, Goldman Sachs Alternatives, CPP Investments, and other new investors. Founding investors ARCH Venture Partners, Sofinnova Investments, Third Rock Ventures, and co-founder PureTech also participated. Following the Series B financing, PureTech will hold equity ownership in Seaport of 36.7% on a diluted basis.

The financing brings the total capital raised by Seaport to $325 million since the Company’s launch in April 2024. Seaport will use the proceeds to advance its clinical-stage pipeline of first and best-in-class medicines through important clinical milestones as well as further advance the capabilities of the Glyph™ technology platform, which has demonstrated clinical proof-of-concept. The programs in Seaport’s pipeline use the Glyph platform, which is designed to enable and enhance oral bioavailability, avoid first-pass metabolism and reduce liver enzyme elevations or hepatotoxicity and other side effects to advance clinically active drugs that were previously hindered by those limitations.

Commenting on today’s announcement, Bharatt Chowrira, PhD, JD, Chief Executive Officer of PureTech and a member of the Seaport Board of Directors, said:

“We’re very pleased with Seaport’s $225 million Series B financing. Led by a syndicate of top-tier investors, this milestone highlights the significant progress we’re making across our portfolio. The strong support from this stellar investor group not only reinforces the value generated by our unique R&D engine but also underscores our commitment to advancing transformative therapies for patients. As we look ahead to the upcoming data readout for our internal LYT-100 (deupirfenidone) program, we’re excited to continue driving innovation across our portfolio with the goal of delivering impactful treatments that address significant medical needs.”

The full text of the announcement from Seaport is as follows:

Seaport Therapeutics Closes $225 Million Oversubscribed Series B Financing Round

Financing led by General Atlantic with participation from T. Rowe Price Associates, Foresite Capital,

Invus, Goldman Sachs Alternatives, Canada Pension Plan Investment Board (CPP Investments) as well as other new investors

Founding investors ARCH Venture Partners, Sofinnova Investments, Third Rock Ventures, and PureTech

Health also participated

Proceeds will support key clinical milestones in Seaport’s pipeline of first and best-in-class neuropsychiatric medicines

BOSTON, October 21, 2024 – Seaport Therapeutics (“Seaport”), a clinical-stage biopharmaceutical company that is advancing novel neuropsychiatric medicines with a proven strategy and team, today announced the closing of an oversubscribed $225 million Series B financing round. The syndicate was led by General Atlantic, a leading global growth investor, with participation from funds and accounts advised by T. Rowe Price Associates, Inc., Foresite Capital, Invus, Goldman Sachs Alternatives, CPP Investments, and other new investors. Founding investors ARCH Venture Partners, Sofinnova Investments, Third Rock Ventures, and co-founder PureTech Health also participated.

The financing brings the total capital raised by Seaport to $325 million since the company’s launch in April 2024. Seaport will use the proceeds to advance its clinical-stage pipeline of first and best-in-class medicines through important clinical milestones as well as further advance the capabilities of the Glyph™ technology platform, which has demonstrated clinical proof-of-concept.

“We are grateful to have the partnership of this incredible group of new and existing investors who share our commitment of delivering better medicines for those suffering from depression, anxiety and other neuropsychiatric disorders,” said Daphne Zohar, Founder and CEO of Seaport Therapeutics. “Seaport is advancing novel therapeutics that have proven clinical efficacy but had previously been held back by an issue we can now address with our Glyph platform. This financing enables the important clinical work that brings us another step closer to delivering new medicines to make a difference in the lives of patients and their families.”

“We are excited to partner with Daphne Zohar, Steve Paul and the team at Seaport,” said Brett Zbar, M.D., Managing Director and Global Head of Life Sciences at General Atlantic. “We are impressed with the team’s outstanding CNS clinical track record, as well as Seaport’s Glyph platform and innovative pipeline. The approach to clinical development and trial design demonstrates the deep neuropsychiatric expertise around the table, which we believe offers unique advantages that will contribute to Seaport’s success. We look forward to supporting the company’s next phase of development.”

The programs in Seaport’s pipeline use the Glyph platform, which is designed to enable and enhance oral bioavailability, avoid first-pass metabolism and reduce liver enzyme elevations or hepatotoxicity and other side effects to advance clinically active drugs that were previously hindered by those limitations. The most advanced therapeutic candidate in the pipeline is SPT-300, an oral prodrug of allopregnanolone that is being advanced into a Phase 2b study for major depressive disorder with or without anxious distress that has the potential to be registration-enabling. Allopregnanolone is an endogenous neurosteroid with clinically validated rapid anti-depressant and anxiolytic activity, and SPT-300 retains this activity in an oral form.

“The development of important new neuropsychiatric medicines is often halted due to poor drug-like properties or unacceptable tolerability, challenges that our Glyph platform can now uniquely address,” said Steve Paul, M.D., Founder and Board Chair at Seaport Therapeutics. “For instance, xanomeline was an effective drug that faced tolerability challenges, but once resolved, led to the FDA approval of Cobenfy™ (formerly KarXT) for schizophrenia. With Glyph, we believe each of Seaport’s programs could create similar life-changing value for patients.”

SPT-320, a novel prodrug of agomelatine being advanced into Phase 1 studies for the treatment of generalized anxiety disorder (GAD), has the potential to be the first new mechanism for GAD in decades. SPT-320 uses Glyph to bypass liver first-pass metabolism and thus has the potential to lower the dose and reduce liver exposure while retaining efficacious systemic exposure of agomelatine that has been validated in multiple clinical studies in GAD. The reduction in dose has the potential to eliminate the need for liver function monitoring that has previously held back agomelatine’s development in GAD. SPT-348, a prodrug of a non-hallucinogenic neuroplastogen in development for the treatment of mood and other neuropsychiatric disorders, uses Glyph to create a potential first-in-class treatment. Beyond these programs, Seaport has multiple discovery and preclinical programs underway.

About the Glyph™ Platform

Glyph is Seaport’s proprietary technology platform which uses the lymphatic system to enable and enhance the oral administration of drugs. With the Glyph platform, drugs are absorbed like dietary fats through the intestinal lymphatic system and transported into circulation. The Glyph platform has the potential to be widely applied to many therapeutic molecules that have high first-pass metabolism leading to low bioavailability and/or side effects, including liver enzyme elevations or hepatotoxicity. Seaport exclusively licensed this technology from Monash University based on the pioneering research of the Porter Research Group. Advanced initially at PureTech Health and now at Seaport, Glyph has been applied to create therapeutic candidates for the company’s pipeline resulting in new intellectual property, including composition of matter. The group and its collaborators have published research in Nature Metabolism, Frontiers in Pharmacology and the Journal of Controlled Release supporting the Glyph platform’s capabilities. See Glyph in action here.

About Seaport Therapeutics

Seaport Therapeutics is a clinical-stage biopharmaceutical company advancing the development of novel neuropsychiatric medicines in areas of high unmet patient needs. The company has a proven strategy of advancing clinically validated mechanisms previously held back by limitations that are overcome with its proprietary Glyph technology platform. All the therapeutic candidates in its pipeline of first and best-in-class medicines are based on the Glyph platform, which is uniquely designed to enable oral bioavailability, bypass first-pass metabolism and reduce liver enzyme elevations or hepatotoxicity and other side effects. Seaport is led by an experienced team that invented and advanced important neuropsychiatric medicines and are guided by an extensive network of renowned scientists, clinicians and key opinion leaders. For more information, please visit www.seaporttx.com.

Ownership Information

PureTech contributed $14.4 million to the Series B financing and now holds equity ownership in Seaport of 36.7 percent on a diluted basis. Additionally, as the founder of Seaport, PureTech has a right to royalty payments on a percentage of net sales of any commercialized product as well as the right under the terms of the license agreement with Seaport to receive milestone payments upon the achievement of certain regulatory approvals and a percentage of sublicense income.

About PureTech Health

PureTech is a clinical-stage biotherapeutics company dedicated to giving life to new classes of medicine to change the lives of patients with devastating diseases. The Company has created a broad and deep pipeline through its experienced research and development team and its extensive network of scientists, clinicians and industry leaders that is being advanced both internally and through its Founded Entities. PureTech’s R&D engine has resulted in the development of 29 therapeutics and therapeutic candidates, including three that have been approved by the U.S. Food and Drug Administration. A number of these programs are being advanced by PureTech or its Founded Entities in various indications and stages of clinical development, including registration enabling studies. All of the underlying programs and platforms that resulted in this pipeline of therapeutic candidates were initially identified or discovered and then advanced by the PureTech team through key validation points.

For more information, visit www.puretechhealth.com or connect with us on X (formerly Twitter) @puretechh.

Cautionary Note Regarding Forward-Looking Statements

This press release contains statements that are or may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including without limitation those related to additional milestones or royalties potentially due to PureTech, Seaport’s development plans for its pipeline of therapeutics for the treatment of depression, anxiety and other neuropsychiatric disorders, potential benefits to patients, the anticipated use of proceeds from the Series B financing and Seaport’s and our future prospects, developments and strategies. The forward-looking statements are based on current expectations and are subject to known and unknown risks, uncertainties and other important factors that could cause actual results, performance and achievements to differ materially from current expectations, including, but not limited to, those risks, uncertainties and other important factors described under the caption “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC and in our other regulatory filings. These forward-looking statements are based on assumptions regarding the present and future business strategies of the Company and the environment in which it will operate in the future. Each forward-looking statement speaks only as at the date of this press release. Except as required by law and regulatory requirements, we disclaim any obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

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